EXHIBIT 4.2

[LETTERHEAD OF RBC ROYAL BANK]

May 30, 2005

Mercer International Inc.
14900 Interurban Avenue South, Suite 282
Seattle, Washington, USA 98168

Attention: Mr. David Gandossi

Dear Sirs:

Re: Filing of Shelf Registration Statement Pursuant to the Registration Rights Agreement (“RRA”) between Mercer International Inc. (the “Company”) and the Undersigned Dated February 10, 2005

We are writing to confirm our mutual agreement as of May 16, 2005 regarding the above matter. All capitalized terms in this letter shall have the meanings ascribed to them respectively under the RRA unless otherwise specified in this letter.

The Company has been proceeding with preparations to file a Shelf Registration Statement on or before the Filing Deadline, Monday, May 16, 2005. However, as outlined in the letters dated May 11, 2005 and May 13, 2005 from your Canadian counsel, Sangra Moller, to Fasken Martineau DuMoulin, and subsequent modification of May 17, 2005, we understand the Company was advised by its auditors that it is necessary to file with the Commission certain financial information concerning the business acquisition which can be accomplished by use of the financial information regarding Stone Venepal (Celgar) Pulp Inc., in Bankruptcy, (“SVCPI”) set out in those letters and set forth on Schedule A hereto (the “SVCPI Supplemental Statements”).

While neither the undersigned Holder, nor KPMG as Vendor under the Purchase Agreement, believe that they are obligated to provide the SVCPI Supplemental Statements, the Holder agrees with the Company that it is in their mutual interests to do so for the purposes of assisting the Company in maintaining its compliance requirements with the Commission. Accordingly, the Holder is prepared to make arrangements to cause the SVCPI Supplemental Statements to be provided to the Company, and to consent to an extension of the Filing Deadline, on the terms herein set forth:

1. Provision of Statements:

     The Holder will use commercially reasonable efforts to cause SVCPI’s auditors to provide you with the SVCPI Supplemental Statements (excluding item (e) on Schedule A which will be provided to the Company by KPMG Inc.) on an expedited basis, and to cause the SVCPI Supplemental Statements to be delivered to the Company in the time frames set out on Schedule A hereto and to complete delivery on or before Wednesday, June 1, 2005 (the “Statement Target Date”) for purposes of filing with the Commission. The Company will continue to be responsible for any additional review or compilation of such information required for compliance with the Commission filing requirements, and will file the SVCPI Supplemental Statements with the Commission on a timely basis as required.

2. Incremental Cost:

     The Company will pay to or at the direction of the Holder, without duplication, the reasonable incremental costs of: (a) SVCPI’s auditors in completing the U.S. GAAP reconciliation contained in the December 31, 2004 audited financial statements of SVCPI; (b) assisting with the compilation of the unaudited income statement of SVCPI for the period ending February 13, 2005, including the U.S. GAAP reconciliation of the 2005 stub period statement; and (c) providing the requested consent from SVCPI’s auditors for filing with the Commission. The Holders will advise the Company of that incremental amount, together with reasonable backup data from the auditors, when it is in receipt of the auditors’ invoice and the Company shall pay such incremental amount forthwith on request.

3. Filing Deadline Extension:

     In view of the need of the Company filing the SVCPI Supplemental Statements to assist in maintaining its compliance requirements with the Commission and to facilitate review of its filings, the parties have agreed to extend the Filing Deadline to Wednesday, June 15, 2005 (the “Extended Filing Deadline”). If the SVCPI Supplemental Statements are not provided to the Company by the Statement Target Date then the Extended Filing Deadline shall be further extended by the number of days between the Statement Target Date and the actual date of provision of the SVCPI Supplemental Statements to the Company. If the SVCPI Supplemental Statements are provided to the Company by the Statement Target Date and the Company does not file the Shelf Registration Statement with the Commission on or before the Extended Filing Deadline, the Company shall be deemed to be in default of its obligations to file on or before the original Filing Deadline and Default Damages shall be calculated and payable as of and from the original Filing Deadline. If the SVCPI Supplemental Statements are provided to the Company after the Statement Target Date and the Company does not file the Shelf Registration Statement by the Extended Filing Deadline (as further extended as a result of the statement delay) Default Damages shall be calculated and payable as of and from such Extended Filing Deadline.

4. Effectiveness Deadline:

The parties have agreed that the Effectiveness Deadline under the RRA shall not change, save and except if the Extended Filing Deadline is further extended due to a delay in provision to the Company of the SVCPI Supplemental Statements beyond the Statement Target Date, in which case the Effectiveness Deadline will be similarly extended by the same number of days.

The foregoing arrangements are conditional upon the concurrence by KPMG Inc. as the ‘Holder’ of certain Transfer Restricted Securities issued pursuant to the Purchase Agreement in respect of their rights similar to those under the RRA, to be evidenced in a similar letter signed concurrently herewith. Please confirm acceptance of the foregoing by the Company by signing and returning the enclosed copy of this letter.

Yours truly,

/s/ W.D. (Doug) Cheyne

Per:

cc:     KPMG Inc.

Confirmed and Agreed by:

Mercer International Inc.

Per:

/s/ David M. Gandossi

Dated: May 30, 2005

SCHEDULE “A”

a.	Audited balance sheet for fiscal 2004	On or about May 27, 2005

b.	Audited income statement for fiscal 2004	On or about May 27, 2005

c.	Audited cash flow statement for fiscal 2004	On or about May 27, 2005

d.	Deloitte & Touche LLP audit report relating to the financial statements for fiscal 2004	On or about May 27, 2005

e.	Unaudited interim income statement for the six-week period ending February 13, 2005	Management prepared statements and U.S. GAAP reconciliation on or about June 1, 2005

f.	Deloitte & Touche LLP consent	On or about May 27, 2005 regarding December 31, 2004 audited statements.